FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of January, 2004

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES
ET CIE “LE LION” (GROUPE DELHAIZE)
(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.
“THE LION” (DELHAIZE GROUP)
(Translation of registrant’s name into English)*

RUE OSSEGHEM 53
B-1080 BRUSSELS, BELGIUM
(Address of principal executive offices)

     * The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]    No [X]

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

DELHAIZE GROUP REPORTS 4TH QUARTER AND 2003 SALES

•	Comparable store sales growth of 2.9% in the U.S. and 3.7% in Belgium drive strong organic sales growth of 3.7% in the fourth quarter of 2003

•	EUR 18.8 billion sales in 2003

•	Kash n’ Karry refocuses on its core Florida markets through opening or remodeling 20 stores and closing or selling 34 stores in 2004

•	Net extension of the sales network by 61 stores in 2004

BRUSSELS, Belgium, January 15, 2004 – Delhaize Group (Euronext Brussels:DELB) (NYSE:DEG), the Belgian international food retailer, today reported sales of EUR 18.8 billion in 2003. Sales trends improved throughout 2003, culminating in 2.9% comparable store sales growth in the U.S. and 3.7% in Belgium in the fourth quarter. Total annual sales in euros decreased 9.1% versus 2002 due to a 16.4% decline in the U.S. dollar exchange rate to the euro. In 2003, organic sales growth amounted to 2.4%.

Delhaize Group also announced today a new strategic plan for Kash n’ Karry, its Florida-based business, that will focus resources on its core markets on the West Coast of Florida, where it plans to open or remodel 20 stores in 2004. The rollout of successful changes implemented by the new Kash n’ Karry management team that resulted in growing sales momentum in the past year will be accelerated in 2004. To redirect the resources where they will benefit Kash n’ Karry most, 34 underperforming Kash n’ Karry stores will be closed or sold in the first quarter of 2004.

“In 2003, all banners of Delhaize Group focused on sustainable sales growth initiatives, resulting in an improving sales trend throughout the year,” said Pierre-Olivier Beckers, President and Chief Executive Officer of Delhaize Group. “We are particularly pleased with the marked sales improvement at Food Lion and the stronger sales momentum at Kash n’ Karry in the second half of 2003, while Hannaford, Delhaize Belgium and Alfa-Beta continued their strong performance. In 2004, Delhaize Group remains dedicated to reinforcing the differentiation of its store concepts and to focusing on operational execution. Building on our sales momentum of 2003 is our number one priority.”

SALES

In 2003, Delhaize Group achieved sales of EUR 18.8 billion compared to EUR 20.7 billion the prior year, a decrease of 9.1% impacted by the:

•	weakening of the U.S. dollar by 16.4% against the euro;

•	acquisition of 43 Harveys supermarkets consolidated from November 1;

•	deconsolidation of Shop N Save (Singapore) from September 30, 2003; and

•	53 sales weeks in the U.S. versus 52 weeks in 2002.

Organic sales growth of Delhaize Group was 2.4% in 2003, due to:

•	improving sales momentum at Food Lion and Kash n’ Karry and continued strong sales at Hannaford, resulting in a comparable store sales growth of 0.6% at the U.S. operations;

•	continued strong sales at Delhaize Group’s other operations, with excellent comparable store sales growth in Belgium (+5.6%);

•	ongoing store openings resulting in a sales network of 2,559 stores at the end of 2003, an increase of 32 stores compared to the previous year.

Contacts:
Guy Elewaut:	+ 32 2 412 29 48	Ruth Kinzey (U.S. media):	+ 1 704 633 82 50 (ext. 2118)
Geoffroy d’Oultremont:	+ 32 2 412 83 21	Amy Shue (U.S. investors):	+ 1 704 633 82 50 (ext. 2529)

In the fourth quarter of 2003, sales of Delhaize Group amounted to EUR 4.9 billion, a decline of 2.3% compared to 2002. This reduction was significantly impacted by a sharp weakening of the U.S. dollar compared to the last quarter of 2002 by 15.9% against the euro. Organic sales growth of Delhaize Group was 3.7% in the fourth quarter of 2003, supported by comparable store sales growth of 2.9% in the U.S. and 3.7% in Belgium.

GEOGRAPHICAL SALES OVERVIEW (unaudited)

		Fourth Quarter 2003			2003

		4th Q	4th Q	2003			2003
	(in millions)	2003	2002	/2002	2003	2002	/2002

United States (1)	USD	4,202.1	3,719.7	+13.0%	15,546.1	15,019.6	+3.5%
Belgium	EUR	966.5	920.0	+5.1%	3,661.9	3,420.3	+7.1%
Southern and Central Europe	EUR	322.8	318.1	+1.5%	1,199.6	1,166.3	+2.9%
Asia	EUR	41.3	57.5	-28.0%	202.2	218.1	-7.3%

TOTAL	EUR	4,870.7	4,987.1	-2.3%	18,807.2	20,688.4	-9.1%

(1)	Average exchange rate fourth quarter 2003: 1 EUR = 1.1890 USD (average exchange rate fourth quarter 2002: 1 EUR = 0.9994 USD). Average exchange rate 2003: 1 EUR = 1.1312 USD (average exchange rate 2002: 1 EUR = 0.9456 USD).

•	In 2003, the contribution of the operations in the United States to the sales of Delhaize Group was USD 15.5 billion (EUR 13.7 billion), an increase of 3.5% over 2002. Comparable store sales increased by 0.6% in 2003. U.S. sales of Delhaize Group were affected by the acquisition of 43 Harveys stores in November, the closing of 42 stores in the first quarter, and a 53rd sales week.

While sales continued to be strong at Hannaford during 2003, the sales trend at Food Lion and Kash n’ Karry gained momentum throughout the year. All U.S. banners realized positive comparable store sales growth in the second half of the year.

In the fourth quarter of 2003, the sales contribution of Delhaize America was USD 4.2 billion (EUR 3.5 billion), an increase of 13.0% compared to 2002. Comparable store sales for the fourth quarter increased by 2.9% compared to 1.0% in the third quarter of 2003. All U.S. banners of Delhaize Group recorded strong fourth quarter sales, due to the continued focus on consistent execution, a strong holiday selling season and some improvement in the general economic condition in the United States.

Delhaize Group finished the year 2003 with 1,515 supermarkets in the U.S. During 2003, Delhaize Group opened 79 new stores in the U.S., including 3 relocated stores, resulting in an increase of 30 stores, net of 46 store closings. In addition, Delhaize Group remodeled and expanded 94 supermarkets in the U.S. in 2003. The remodelings included 68 Food Lion stores in the Raleigh, North Carolina market, the first time Food Lion has undertaken a focused market remodeling program.

In 2004, Delhaize Group expects to open 58 new supermarkets in the U.S., including seven relocated stores. Delhaize Group plans to close 45 stores in the U.S. (including the 34 Kash n’ Karry stores indicated above and 10 Food Lion stores to be converted in Harveys stores), resulting in a net increase of six stores to a total number at the end of 2004 of 1,521 stores.

Approximately 111 U.S. stores will be remodeled or expanded in 2004. The successful program in Raleigh has led Food Lion to identify a second market for focused remodeling in 2004. In addition, 10 Food Lion stores will be closed and converted in 2004 to Harveys stores, bringing the expected number of Harveys stores at the end of 2004 to 54. These conversions will enhance Delhaize Group’s presence in Harveys’ primary market area by tapping into the strength of the local Harveys’ name.

•	Delhaize Belgium posted sales of EUR 3.7 billion in 2003, an increase of 7.1% over 2002. Comparable store sales growth of 5.6% was driven by the continued differentiation through quality, choice and service and its reinforced competitive position. In the fourth quarter of 2003, sales increased by 5.1% to EUR 966.5 million. The fourth quarter 2003 comparable store sales rose by 3.7% supported by strong year-end sales.

In 2003, Delhaize Belgium increased its market share from 24.8% to approximately 25.2%. In the fourth quarter of 2003, market share grew year-over-year by approximately 45 basis points to 24.9% (source: A.C. Nielsen). The Belgian sales network was extended by 21 stores to 728 at the end of 2003, including 22 in the Grand Duchy of Luxemburg and its first two stores in Germany.

In 2004, the sales network of Delhaize Belgium is expected to be enlarged by 25 stores, including three directly operated supermarkets. In 2003, Delhaize Belgium started the remodeling of all its directly operated supermarkets to be finished in 2005. Delhaize Belgium remodeled 25 supermarkets in 2003 and plans 21 remodelings in 2004. In addition, Delhaize Belgium will launch in 2004 the construction of a new distribution center for fresh products in Zellik.

•	In 2003, sales at the Southern and Central European operations of Delhaize Group (Greece, Czech Republic, Slovakia and Romania) increased by 2.9% to EUR 1.2 billion. During the fourth quarter of 2003, sales in these European operations of Delhaize Group amounted to EUR 322.8 million, 1.5% more than in the comparable quarter in 2002, primarily due to the sales momentum at Alfa-Beta in Greece. In the last quarter of 2003, Delhaize Group opened the first European “City” concept stores in Greece and the Czech Republic.

In 2003, Delhaize Group increased the number of stores operated in its Southern and Central European operations by 10 to a total of 242 stores. Of these 119 are located in Greece, 94 in the Czech Republic, 14 in Slovakia and 15 in Romania. In 2004, the sales network will be extended by 25 stores. This will bring the total to 267 stores in the Southern and Central European operations of Delhaize Group.

•	In 2003, the contribution of the Asian operations to Delhaize Group’s sales amounted to EUR 202.2 million, a decrease of 7.3% versus the prior year due to the divestiture of Shop N Save in Singapore (deconsolidated since September 30, 2003). Excluding Shop N Save, the contribution in euro of the Asian operations to Delhaize Group’s sales increased by 4.6% in 2003. The Asian sales network included 74 supermarkets at year-end compared to 103 prior year. Thirty-six of these 74 supermarkets are located in Thailand and 38 in Indonesia. In 2004, Delhaize Group expects to increase its sales network in Asia by five supermarkets to a total of 79 stores.

REFOCUSING OF KASH N’ KARRY ON ITS CORE MARKETS

The new management team at Kash n’ Karry, the Florida-based business of Delhaize Group, will focus its resources on Kash n’ Karry’s core markets on the West Coast of Florida, opening or remodeling 20 stores during 2004. As part of the new strategy, Kash n’ Karry will be rebranded to communicate the changes more dynamically to Florida consumers. To redirect resources where they will benefit Kash n’ Karry most, 34 underperforming stores, primarily in East and Central Florida, will be closed or sold in the first quarter of 2004, bringing the number of Kash n’ Karry stores to 103.

“Kash n’ Karry will grow its business best by focusing on its core markets,” said Shelley Broader, President and Chief Operating Officer of Kash n’ Karry. “We are dedicated to providing a distinctive market positioning at all stores supported by an unsurpassed meat and produce offering to capitalize upon the opportunities in this rapidly growing market. Capital expenditures will increase by more than 50% in 2004 to accelerate the rollout of the successful changes that we implemented during 2003 and that resulted in accelerating sales momentum in the past year.”

At its January 2004 meeting, the Board of Directors of Delhaize Group approved this Kash n’ Karry strategic plan. As a result of the divestiture of the 34 Kash n’ Karry stores and the decision to rebrand Kash n’ Karry exceptional after-tax expenses in the range of approximately USD 88 million will be recorded in the first quarter of 2004, including USD 60 million for the store closings and USD 28 million for the write-off of the intangible value of the Kash n’ Karry trade name. These actions will have a positive impact on the ongoing operational results and cash generation of Delhaize Group.

2004 OUTLOOK ON STORE OPENINGS AND CAPITAL EXPENDITURES

Delhaize Group plans to increase its sales network in 2004 by 61 stores net to a total of 2,620 (including the 34 Kash n’ Karry store divestitures). For 2004, Delhaize Group plans capital expenditures (excluding capital leases) of approximately EUR 530 million, including USD 450 million for the U.S. operations of the Group (translated into EUR at the exchange rate of 1 EUR = 1.28 USD). New capital leases are projected at USD 69 million in the U.S. operations and EUR 54 million for the Group for the year 2004 (translated at the same exchange rate of 1 EUR = 1.28 USD).

FINANCIAL CALENDAR

•	Press release – 2003 annual and fourth quarter results	March 11, 2004
•	Press release – 2004 first quarter results	May 6, 2004
•	Ordinary general meeting	May 27, 2004
•	Press release – 2004 second quarter results	August 5, 2004
•	Press release – 2004 third quarter results	November 10, 2004

DEFINITIONS

•	Comparable store sales: sales from the same stores, including relocations and expansions, and adjusted for calendar effects

•	Organic sales growth: sales growth excluding sales from acquisitions and divestitures at identical currency exchange rates, and adjusted for calendar effects

•	Outstanding shares: the number of shares issued by the Company, including treasury shares. At the end of 2003, the number of outstanding shares was 92,624,557. At that moment, Delhaize Group owned 318,890 treasury shares.

•	Weighed average number of shares: number of shares outstanding at the beginning of the period less treasury shares, adjusted by the number of shares cancelled, repurchased or issued during the period multiplied by a time-weighting factor. The average number of shares (excluding the treasury shares) for 2003 is 92,096,669 and for the fourth quarter of 2003 is 92,197,070.

Delhaize Group
Delhaize Group is a Belgian food retailer present in ten countries on three continents. At the end of 2003, Delhaize Group’s sales network consisted of 2,559 stores. In 2003, Delhaize Group posted EUR 18.8 billion (USD 21.3 billion) in sales. In 2002, Delhaize Group realized net earnings of EUR 178.3 million (USD 168.6 million). Delhaize Group employs approximately 144,000 people. Delhaize Group is listed on Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

This press release is available in English, French and Dutch. You can also find it on the web site http://www.delhaizegroup.com. Questions can be sent to investor@delhaizegroup.com.

Some of the statements in this press release and other written and oral statements made from time to time by Delhaize Group and its representatives are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of Securities Exchange Act of 1934, as amended, and involve a number of risks and uncertainties. These statements include, but are not limited to, statements about strategic options, future strategies and the anticipated benefits of these strategies. These statements are based on Delhaize Group’s current expectations. Delhaize Group’s actual results could differ materially from those stated or implied in such forward-looking statements. Risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize Group’s Annual Report on Form 20-F for the year ended December 31, 2002 and other periodic filings made by Delhaize Group and Delhaize America with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. Delhaize Group and Delhaize America disclaim any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

Organic Sales Growth Reconciliation (unaudited)

4th Q 2003	4th Q 2002%		(in millions of EUR)	2003	2002	%

4,870.7	4,987.1	-2.3%	Sales	18,807.2	20,688.4	-9.1%

(66.6)	—	—	Harveys	(66.6)	—	—
—	(16.0)	—	Shop N Save (49% shareholding)	(52.9)	(68.8)	—
(320.1)	—	—	53rd sales week in the U.S	(320.1)	—	—
668.8	—	—	Effect of exchange rates	2,741.1	—	—

5,152.7	4,971.1	+3.7%	Organic sales growth	21,108.7	20,619.6	+2.4%

Number of Stores

		Change	End of			End of 2004
	End of 2003	4th Q 2003	3rd Q 2003	Change 2003	End of 2002	Planned

United States	1,515	+59	1,456	+30	1,485	1,521
Belgium (1)	728	+9	719	+21	707	753
Greece (2)	119	+1	118	+8	111	138
Czech Republic	94	+2	92	+1	93	98
Slovakia	14	—	14	-2	16	13
Romania	15	—	15	+3	12	18
Thailand	36	—	36	+2	34	35
Indonesia	38	+1	37	+4	34	44

Subtotal	2,559	+72	2,487	+67	2,492	2,620

Singapore	—	-35	35	-35	35	—

TOTAL	2,559	+37	2,522	+32	2,527	2,620

(1)	Including 22 stores in the Grand Duchy of Luxembourg and two stores in Germany at the end of 2003.

(2)	Including Trofo Market-affiliated stores. These stores are formerly ENA wholesale customers that have been converted to full affiliated operations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date:	January 26, 2004	By:	/s/ Michael R. Waller

Michael R. Waller
Executive Vice President